peter.saad@shearman.com	December 29, 2010
212.848.8308
BY EDGAR AND FACSIMILE
Ms. Julie F. Rizzo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	American Axle & Manufacturing Holdings, Inc. Form 10-K for fiscal year ended December 31, 2009 Filed February 22, 2010 File No. 001-14303
Dear Ms. Rizzo:
          American Axle & Manufacturing Holdings, Inc. (the “Company”) received a comment letter dated December 20, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the Company’s (i) annual report on Form 10-K for fiscal year ended December 31, 2009 and (ii) definitive proxy statement on Schedule 14A. We wish to inform you that the Company intends to submit a response to the Staff’s letter no later than January 10, 2011.
          If you have any questions or wish to discuss any matters relating to the foregoing, please contact Lisa L. Jacobs at 212.848.7678 or myself at 212.848.8308.
Best regards,
/s/ Peter A. Saad
Peter A. Saad
PAS

cc:	John Dana Brown, U.S. Securities and Exchange Commission
Richard E. Dauch, Chief Executive Officer, American Axle & Manufacturing Holdings, Inc.
Michael K. Simonte, Chief Financial Officer, American Axle & Manufacturing Holdings, Inc.
Lisa L. Jacobs, Partner, Shearman & Sterling LLP